

24000466

Washington, D.C. 20549

SEC Mail Processing

ANNUAL REPORT

FORM X-17A-5   FEB 23 2024

PART III

Washington, DC

FACING PAGE

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SEC FILE NUMBER
8-68062

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __SpiderRock EXS LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__300 South Riverside Plaza, Suite 2350__

(No. and Street)

__Chicago__	__Illinois__	__60606__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Charmaine Morton__	__312-256-9605__	charmaine.morton@spiderrock.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ryan & Juraska LLP, Certified Public Accountants__

(Name – if individual, state last, first, and middle name)

141 West Jackson Boulevard, Suite 2250	__Chicago__	__Illinois__	__60604__
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charmaine Morton _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SpiderRock EXS LLC _____, as of 12/31 _____, 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

HUNTER D SIMS-DOUGLAS
OFFICIAL SEAL
Notary Public - State Of Illinois
My Commission Expires
March 22, 2027

Signature: _____

Title: _____
CFO

Notary Public _____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of SpiderRock EXS, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SpiderRock EXS, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SpiderRock EXS, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SpiderRock EXS, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SpiderRock EXS, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as SpiderRock EXS, LLC's auditor since 2018.
Chicago, Illinois
February 20, 2024

SpiderRock EXS LLC

Statement of Financial Condition
December 31, 2023

ASSETS

Cash	$	2,002,039
Accounts receivable		5,486,817
Receivables from affiliate		90,974
Deposit with clearing broker		345,605
Money market securities at fair value		6,803,484
Furniture, equipment & leasehold improvements, net		434,009
Right of use asset		802,468
Other assets		276,039
Total Assets	$	**16,241,435**

LIABILITIES & MEMBER'S EQUITY

Due to affiliate	$	1,035,000
Due to member		79,000
Accounts payable & accrued expenses		683,008
Lease liability		957,884
Total Liabilities		**2,754,892**
Member's equity		13,486,543
TOTAL LIABILITIES & EQUITY	$	**16,241,435**

The accompanying notes are an integral part of these financial statements

SpiderRock EXS LLC

Notes to Financial Statements

Note 1: Nature of operations and significant accounting policies

Nature of operations: SpiderRock EXS LLC (the Company) is registered as a broker-dealer with the Securities Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), is a member of the National Futures Association (NFA) and is registered as an Independent Introducing Broker with the Commodity Futures Trading Commission (CFTC). The Company is a provider of trading technology, software and connectivity for order entry. The Company has a fully disclosed clearing arrangement with RQD Securities. In 2022 the Company became a member of the Nasdaq and Arca in 2023.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange act of 1934 and accordingly is exempt from the remaining provisions of that rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The users of the platform maintain a direct relationship with the clearing broker of their choice, and the Company does not accept, hold, or transmit customer funds or securities. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company was organized as a limited liability company on July 30, 2008 and was wholly owned by SpiderRock Holdings LLC. On April 1, 2022, the management underwent a minor restructuring, placing SpiderRock Technology Solutions LLC (STS) as the new manager and sole member of the Company. STS is wholly owned by SpiderRock Holdings LLC. The operating agreement provides that the Company will continue until dissolved pursuant to the agreement.

A summary of the Company's accounting policies is as follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable: Receivables are stated as the amounts billed to users of the trading platform and are reduced by management's best estimate of the amounts that will not be collected.

Furniture, equipment, & leasehold improvements: Furniture, equipment, & leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives of depreciable assets. Assets are tested for impairment whenever events or circumstances indicate the carrying value may be permanently impaired.

SpiderRock EXS LLC

Notes to Financial Statements

Note 1: Nature of operations and significant accounting policies (continued)

Accounting for leases: In February 2016, the FASB amended the guidance on accounting for leases. The new guidance required lessees to recognize right-of-use (ROU) and lease liabilities for the rights and obligations created by all qualifying leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. The Company adopted the new guidance beginning on January 1, 2019 and elected to use the effective date as the date of initial application. At adoption the Company recognized lease liabilities of $1,809,101 representing the value of the remaining fixed lease payments. Changes in lease liabilities are based on current period interest expense and cash payments. The Company also recognized ROU assets of $1,673,148 at adoption, which represents the measurement of the lease liabilities, payments, direct costs and lease incentives received.

Revenue recognition: The Company recognizes revenue in accordance with ASC Topic 606 Revenue from Contracts with Customers, effective in 2018. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time. Platform Usage Fees: The Company facilitates execution of all U.S. listed equities and equity/index options via low latency infrastructures directly connected to all equity and options exchanges as well as selective dark pools, via the Company's proprietary trading platform. Clients are assessed platform fees on a per trade basis when using the Company's platform. The fees are recorded on the trade date and invoices are typically issued to the client monthly. The Company believes the performance obligation is met at that time, and the client has an opportunity to confirm the invoiced activity with their respective clearing or back-office resources. Passed Through Charges: The Company receives exchange clearing and regulatory related charges via the executing broker, and these fees are passed on to the client. Commissions: The Company charges a commission for direct routing to the exchange, as well as commissions from its high touch agency desk launched in 2023, that accepts block size option orders from broker-dealers, professional traders, and institutional accounts. Tier Rebates: The Company receives tier rebates negotiated with the executing broker. Other Revenue: The Company receives PFOF shared by executing broker and rent income from affiliates (discussed in Note 3). Other Revenue also holds dividend revenue from overnight sweeps activity (discussed in Note 9).

Income taxes: The Company is a limited liability company and not subject to income tax examinations by major taxing authorities for the years before 2020. Any member is individually responsible for its allocable portion of taxation of income or loss of the Company and therefore no provision for taxes is made in the accompanying financial statements.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained when challenged or when examined by the applicable tax authority. Tax positions not deemed to meet the more likely than not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ending December 31, 2023, management has determined that there are no material uncertain income tax positions.

SpiderRock EXS LLC

Notes to Financial Statements

Note 1: Nature of operations and significant accounting policies (continued)

Recent accounting pronouncement: The Financial Accounting Standards Board (FASB) has established the Accounting Standards Codification (Codification or ASC) as the authoritative source of generally accepted accounting principles (GAAP) recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates (ASUs). Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2023. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses ASU 2016-13. This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount and will be generally recognized earlier than under current standards. The standard was effective for the Company on January 1, 2020. The adoption of this standard did not have a material impact on the Company's financial statements.

Note 2: Furniture, equipment & leasehold improvements

At December 31, 2023 the Company had furniture, equipment and leasehold improvements as follows:

Furniture, Equipment & Leasehold Improvements
December 31, 2023

Equipment	$	25,795
Furniture		64,309
Leasehold Improvements		749,644
Less accumulated depreciation		(405,739)
		434,009

SpiderRock EXS LLC

Notes to Financial Statements

Note 3: Related-party transactions

The Company has rent and office expense sharing agreements with its affiliates, CenterStar Asset Management LLC (CSAM) and SpiderRock Platform Services LLC (PLAT). At December 31, 2023 $54,054 was due to the Company from PLAT.

The Company provides trading technology and software connectivity to CSAM and SpiderRock Advisors LLC (SRA). At December 31, 2023 $22,859 is owed by CSAM and $14,061 is owed by SRA

The Company has a service agreement with PLAT whereby the Company licenses the trading technology platform on a per user basis. At December 31, 2023 the Company owed PLAT $1,035,000 which is included in due to affiliate on the statement of financial condition. The Company has a service agreement with SpiderRock Technology Solutions LLC (STS) which provides management services including HR and compliance technology. At December 31, 2023, the Company owed STS $79,000 which is included in due to member on the statement of financial condition.

Note 4: Lease Commitments

The Company recognizes leases in accordance with FASB ASC Topic 842, Leases. That guidance was amended to require nonpublic business entities to recognize a right-of-use asset and a lease liability in the statement of financial condition. The amendment became effective for the Company's fiscal years beginning after December 15, 2018.

The Company leases its current office space and has a security deposit of $200,000, which is included in other assets on the statement of financial condition.

The approximate minimum annual rental commitments under noncancelable operating lease is as follows:

Year ending December 31	Amount
2024	295,485
2025	302,872
2026	310,444
2027	157,138
$	1,065,939
Imputed Interest	(108,055)
Lease Liability	957,884

SpiderRock EXS LLC

Notes to Financial Statements

Note 5: Indemnifications

In the normal course of business the Company indemnifies and guarantees certain service providers, such as its clearing broker against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown as no claims have yet to be made. The Company expects the risk of obligations for future indemnifications to be remote.

Note 6: Customer Concentration

For the year ending December 31, 2023, the Company had one major client. A client is considered major when the concentration of platform usage fees from that client exceeds 10% of the total platform usage fees. Transactions with the single major client represents approximately 14% of total platform usage fees revenue for 2023. At December 31,2023, the Company had a significant credit concentration of money market investments totaling $6,803,484 at one bank. Management does not consider this risk to be significant.

Note 7: Concentrations of Credit Risk

The Company maintains certain cash deposits with a financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 8: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of December 31, 2023, the Company had net capital of $7,089,616 which was $6,959,454 in excess of its required net capital of $130,162. Its net capital ratio was therefore 0.28 to 1. The minimum net capital requirements may effectively restrict payment of distributions as they are subject to the minimum net capital requirements and notification requirements. The Company is subject to the same net capital rules for the NFA.

Note 9: Fair Value Measurement and Disclosures:

ACS 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement data. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

> Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

> Level 2: Inputs are inputs other than quoted prices included with Level1 that are observable for the asset or liability, either directly or indirectly.

> Level3: Are observable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2023, the Company held investments in money market securities totaling $6,803,484, which are categorized as Level 1 investments. At December 31, 2023, the Company held no Level 2 or Level 3 investments.

Note 10: Subsequent Events

The Company has evaluated subsequent events through February 20, 2024, noting no material events requiring disclosure, other than noted below.

During the month of January 2024, the Company had member equity withdrawals totaling $500,000.